File Pursuant to Rule 424(b)(4)
Registration No 333-134535
Prospectus Supplement
(To Prospectus dated June 6, 2006)

300,000 Shares

Sterling Construction Company, Inc.

Common Stock

The selling stockholders named in this prospectus supplement are offering 300,000 shares of our common stock.

Our common stock is quoted on The Nasdaq National Market, or Nasdaq, under the symbol “STRL”. The last reported sale price of our common stock on Nasdaq on June 8, 2006 was $25.76 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus supplement.

	Per Share	Total

Public offering price	$25.00	$7,500,000

Underwriting discounts and commissions	$0.94	$281,250

Offering proceeds to the selling stockholders, before expenses	$24.06	$7,218,750

The selling stockholders have granted, pro rata, the underwriter the right to purchase up to 45,000 additional shares of common stock to cover any over-allotments. The underwriter can exercise this right at any time within 30 days after the offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

D.A. Davidson & Co.

June 9, 2006

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement, which describes the terms of this offering of shares of our common stock by the selling stockholders named in this prospectus supplement, supplements the accompanying prospectus, which provides more general information. Generally, when we refer to the prospectus, we are referring to this prospectus supplement and the accompanying prospectus combined. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement contains information about the shares of our common stock offered in this offering and may add to, update or change the information in the accompanying prospectus. Before you invest in shares of our common stock, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents incorporated by reference into this prospectus and referred to under the heading “Where You Can Find More Information” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the selling stockholders have not, and D.A. Davidson & Co., as underwriter, has not, authorized anyone to provide you with different information. We and the selling stockholders are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

S-i

STERLING CONSTRUCTION COMPANY, INC.

Sterling Construction Company, Inc. was founded in 1991 as a Delaware corporation. Our construction business was founded in 1955 by a predecessor company in Michigan and is now operated by one of our subsidiaries, Texas Sterling Construction, L.P., a Texas limited partnership, or TSC. All references to “Sterling,” “we,” “us,” and “our” refer to Sterling Construction Company, Inc. and its subsidiaries unless the context otherwise requires or where otherwise indicated.

Sterling is a leading heavy civil construction company that specializes in the building and reconstruction of transportation and water infrastructure in large and growing markets in Texas. Our transportation infrastructure projects include highways, roads, bridges and light rail, and our water infrastructure projects include water, wastewater and storm drainage systems. We provide general contracting services primarily to public sector clients including excavating, paving, pipe installation and concrete placement. We currently perform approximately three-quarters of the work required on our contracts with our own crews and equipment. We purchase the necessary materials for our contracts and generally engage subcontractors only for ancillary services.

Since 1955, the construction business has expanded its service profile and market areas. We currently operate in several major Texas markets, including Houston, San Antonio, Dallas/Fort Worth and Austin, and believe that we have the capability to expand into other Gulf Coast and Southwestern markets. We have also broadened our range of services, from our original focus on water and wastewater projects, to include concrete and asphalt paving, concrete slip forming, installation of large-diameter water and wastewater distribution systems, construction of bridges and similar large structures, construction of light rail infrastructure, concrete crushing and concrete batch plant operations.

Our principal executive offices are located at 20810 Fernbush Lane, Houston, Texas 77073, and our telephone number at this address is (281) 821-9091.

Recent Developments

Results for First Quarter 2006

As reported in our quarterly report on Form 10-Q, operating results from continuing operations (our construction business) for the first quarter ended March 31, 2006, compared to the same period in 2005, were as follows:

•	construction revenues rose 43% to $56.5 million, from $39.4 million in 2005;

•	pre-tax income increased to $4.6 million, from $0.9 million last year;

•	net income from continuing operations, at $3.0 million, was more than five times greater than in 2005;

•	diluted earnings per share rose to $0.27, from $0.06 in the prior year, despite a 21% increase in the weighted average number of diluted shares outstanding, resulting from our public offering in January 2006.

Consolidated net income in the first quarter of 2006 was $3.2 million ($0.28 per diluted share), compared with $0.8 million ($0.08 per diluted share) in the first quarter of 2005. The consolidated results include net income from discontinued operations of $0.2 million in each period, reflecting the results of our distribution business, Steel City Products LLC, which is held for sale.

Following capital expenditures of $11.4 million in fiscal 2005, we invested a further $9.9 million in the first quarter of 2006, including $2.0 million for the assets of Rathole Drilling, which will allow us to drill our own foundation shafts for projects.

Gross margins improved to 11.8% in the first quarter of 2006, from 8.5% in the prior year period. Combined with the 43% increase in revenues, this led to a doubling of gross profits, and enabled us to further leverage our overhead expense and improve operating margin to 7.7% during the first quarter of 2006 from 3.5%

during the first quarter of 2005. In addition, although the results reflect a full income tax charge, our tax loss carryforwards continue to shelter most income from federal income taxes.

Guidance

On May 11, 2006, we affirmed our full-year 2006 guidance first announced on December 22, 2005, for construction revenues of $230 to $250 million, income from continuing operations of $11.5 million to $13.0 million, and net income from continuing operations of $7.5 million to $8.5 million, but with an expectation that results will be toward the upper end of those ranges. This guidance is forward-looking information that is subject to certain risks and uncertainties, described in “Risk Factors” and elsewhere in this prospectus, that should be considered in connection with our guidance about expected results of operations.

Our guidance does not reflect the effects of any possible business acquisitions during 2006.

Amended Credit Facility

In May 2006, the terms of the existing bank revolving line of credit with Comerica Bank were renegotiated to provide for an increase in the line from $17.0 million to $35.0 million, subject to a borrowing base. The line was renewed for a term of three years maturing in 2009 and will continue to be secured by the machinery and equipment of TSC. The facility was also modified to add TSC’s general partner, Sterling General, Inc., its limited partner, SHH, and its parent, Sterling Construction Company, Inc., as co-borrowers. The facility continues to be subject to certain restrictive covenants, including requirements to maintain certain financial ratios and tangible net worth. In addition, the lender has agreed to provide us with a long-term loan of up to $1.5 million repayable over 15 years to finance the expansion of our corporate headquarters and maintenance facilities in Houston, Texas.

Backlog

As of March 31, 2006, our contract backlog was approximately $346 million, reflecting new contracts of approximately $95 million added during our first quarter. Contract backlog is our estimate of the billings that we expect to make in future periods on our construction contracts. We add the revenue value of new contracts to our contract backlog, typically when we are the low bidder on a public sector contract and management determines that there are no apparent impediments to award of the contract. As construction on our contracts progresses, we increase or decrease contract backlog to take account of changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including any completion penalties and incentive awards. We subtract from contract backlog the amounts we bill on contracts.

Potential Acquisitions

We have been actively pursuing possible acquisition opportunities in Texas and elsewhere since early 2005, and management currently intends to pursue these efforts with the objective of completing an acquisition during 2006. However, we have not reached any agreement, or made any offer or commitment, for any acquisition, and there is no assurance as to whether, or when, we might consummate any acquisition. Any acquisition that we might consummate in the future would entail risks for our business, results of operations and financial condition, and the announcement of an acquisition could cause a decrease in the market price of our common stock. See “Risk Factors,” particularly those described on page S-11 and S-12.

Steel City Products

Since management identified our distribution business as held for sale, we have appointed a financial advisor to respond to prior expressions of interest and to identify additional potential acquirors of the business. As a result of this process, a number of parties have expressed interest in reviewing the acquisition of the Steel City Products business, and we expect that this process will lead to a sale of the business.

The Offering

Common stock offered by the selling stockholders	300,000 shares

Common stock outstanding before the offering	10,543,186 shares

Common stock outstanding after the offering	10,735,186 shares

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders. We anticipate receiving cash of $75,000 from the exercise of certain stock options underlying shares offered by one of the selling stockholders, or $86,250 if the underwriter exercises its over-allotment option in full.

Nasdaq Symbol	“STRL”

The number of shares outstanding before and after the offering is based on the number of shares outstanding as of May 31, 2006 and excludes:

•	836,375 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price per share of $2.756. The number of shares outstanding after the offering includes 192,000 shares to be issued pursuant to the exercise of options held by a selling stockholder, of which 150,000 shares (or 172,500 shares if the over-allotment option is exercised) will be sold by him in this offering;

•	524,880 shares of common stock reserved for future awards under our stock option plans; and

•	356,266 shares of common stock reserved for issuance upon the exercise of outstanding warrants at an average exercise price per share of $1.50.

Unless we indicate otherwise, the number of shares of common stock shown to be outstanding after the offering assumes no exercise by the underwriter of its option to purchase from the selling stockholders up to 45,000 additional shares of our common stock to cover over-allotments of shares.

Summary Historical Financial and Operating Data

The following table sets forth our summary historical consolidated financial and operating data for the periods indicated. The summary consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the summary consolidated balance sheet data at December 31, 2004 and 2005, have been derived from our audited consolidated financial statements, which are included in our annual report on Form 10-K for the fiscal year ended December 31, 2005. The summary historical financial and operating data at and for the three months ended March 31, 2005 and 2006, are derived from our unaudited consolidated financial statements, which are included in our quarterly reports on Form 10-Q for the quarters ended March 31, 2006, and March 31, 2005. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the unaudited periods. The summary historical financial and operating data at and for the three months ended March 31, 2006 are not necessarily indicative of the results that may be obtained for a full year. Contract backlog is not a measure defined in generally accepted accounting principles, or GAAP, and has not been derived from our consolidated financial statements.

The information presented below should be read in conjunction with “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference from our annual report on Form 10-K for the year ended December 31, 2005 and quarterly report on Form 10-Q for the quarter ended March 31, 2006.

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)
	(Amounts in thousands, except share and per share data)

Statement of Operations Data:
Revenues	$149,006	$132,478	$219,439	$39,413	$56,480
Cost of revenues	131,181	119,217	195,683	36,055	49,794

Gross profit	17,825	13,261	23,756	3,358	6,686
General and administrative expenses, net	7,400	7,696	9,091	1,980	2,309

Operating income	10,425	5,565	14,665	1,378	4,377
Net interest expense (income)	1,842	1,456	1,336	475	(186)

Income from continuing operations before minority interest and income taxes	8,583	4,109	13,329	903	4,563
Minority interest(1)	1,627	962	—	—	—

Income from continuing operations before income taxes	6,956	3,147	13,329	903	4,563
Income tax (benefit) expense	1,752	(2,134)	2,788	307	1,541

Net income from continuing operations	5,204	5,281	10,541	596	3,022
Net income from discontinued operations	215	372	559	231	171

Net income	$5,419	$5,653	$11,100	$827	$3,193

Basic income per share:
Continuing operations	$1.02	$0.99	$1.36	$0.08	$0.30
Discontinued operations	0.04	0.07	0.07	0.03	0.02

	$1.06	$1.06	$1.43	$0.11	$0.32

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)
	(Amounts in thousands, except share and per share data)

Diluted income per share:
Continuing operations	$0.80	$0.75	$1.11	$0.06	$0.27
Discontinued operations	0.03	0.05	0.05	0.02	0.01

	$0.83	$0.80	$1.16	$0.08	$0.28

Weighted average number of shares outstanding used in computing per share amounts:
Basic	5,089,849	5,342,847	7,775,476	7,389,499	10,002,088
Diluted	6,488,376	7,027,682	9,537,923	9,283,485	11,266,294
Balance sheet data (end of period):
Cash and cash equivalents	$2,651	$3,449	$22,267	$530	$35,419
Working capital	6,834	16,052	18,354	9,665	46,063
Total assets	75,578	89,544	118,455	96,658	144,650
Total debt	20,058	29,379	27,488	22,164	21,542
Stockholders’ equity	16,636	35,208	48,612	36,604	79,542
Other operating data:
Depreciation and amortization	$4,690	$4,545	5,064	$1,233	$1,804
Capital expenditures	4,340	3,555	11,392	3,000	7,860
Contract backlog at end of period (unaudited)(2)	$141,000	$232,000	$307,000	$246,000	$346,000

(1)	Minority interest represents the 19.9% of Sterling Houston Holdings, Inc., or SHH, not owned by us until December 2004.

(2)	Contract backlog is our estimate of the billings that we expect to make in future periods on our construction contracts. We add the revenue value of new contracts to our contract backlog, typically when we are the low bidder on a public sector contract and management determines that there are no apparent impediments to award of the contract. As our contracts progress, we increase or decrease contract backlog to take account of changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including completion penalties and incentive awards. We subtract from contract backlog the amounts we bill on contracts.

Risk Factors

An investment in our common stock involves various risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus and in the materials incorporated by reference into this prospectus, including our consolidated financial statements and the notes thereto. The risks described below are those which we believe are the material risks that we face. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

Risks Relating to Our Business

If we are unable to accurately estimate the overall risks or costs when we bid on a contract which is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

Substantially all of our revenues and contract backlog are typically derived from fixed unit price contracts. Fixed unit price contracts require us to perform the contract for a fixed unit price irrespective of our actual costs. As a result, we realize a profit on these contracts only if we successfully estimate our costs and then successfully control actual costs and avoid cost overruns. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. This, in turn, could negatively affect our cash flow, earnings and financial position.

The costs incurred and gross profit realized on those contracts can vary, sometimes substantially, from the original projections due to a variety of factors, including, but not limited to:

•	onsite conditions that differ from those assumed in the original bid;

•	delays caused by weather conditions or by other factors outside our control, such as utility relocation prior to contract commencement;

•	contract modifications creating unanticipated costs not covered by change orders;

•	changes in availability, proximity and costs of materials, including steel, concrete, aggregate and other construction materials (such as stone, gravel and sand), as well as fuel and lubricants for our equipment;

•	availability and skill level of workers in the geographic location of a project;

•	our suppliers’ or subcontractors’ failure to perform;

•	fraud or theft committed by our employees;

•	mechanical problems with our machinery or equipment;

•	citations issued by a governmental authority, including the Occupational Safety and Health Administration;

•	difficulties in obtaining required governmental permits or approvals;

•	changes in applicable laws and regulations; and

•	claims or demands from third parties alleging damages arising from our work or from the project of which our work is part.

Many of our contracts with public sector customers contain provisions that purport to shift some or all of the above risks from the customer to us, even in cases where the customer is partly at fault. Our practice in many instances has been to supersede these terms with an agreement to obtain insurance covering both the customer and ourselves. In cases where insurance is not obtained, our experience has often been that public sector customers have been willing to negotiate equitable adjustments in the contract compensation or completion time provisions if unexpected circumstances arise. If we are unable to obtain insurance, and if public sector customers impose contractual risk-shifting provisions more aggressively, we could face increased risks, which may adversely affect our cash flow, earnings and financial position.

Economic downturns or reductions in government funding of infrastructure projects, or the cancellation of significant contracts, could reduce our revenues and profits and have a material adverse effect on our results of operations.

Our business is highly dependent on the amount of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels. Decreases in government funding of infrastructure projects could decrease the number of civil construction contracts available and limit our ability to obtain new contracts, which could reduce our revenues and profits.

Contracts that we enter into with governmental entities can usually be canceled at any time by them with payment only for the work already completed. In addition, we could be prohibited from bidding on certain governmental contracts if we fail to maintain qualifications required by those entities. A sudden cancellation of a contract or our debarment from the bidding process could cause our equipment and work crews to remain idled, perhaps for a significant period of time, until other comparable work became available, which could have a material adverse effect on our business and results of operations.

Our operations are currently focused in Texas, and any adverse change to the economy or business environment in Texas could significantly affect our operations, which would lead to lower revenues and reduced profitability.

Our operations are currently concentrated in Texas, and primarily in the Houston area. Because of this concentration in a specific geographic location, we are susceptible to fluctuations in our business caused by adverse economic or other conditions in this region, including natural or other disasters. A stagnant or depressed economy in Texas generally or in Houston specifically, or in any of the other markets that we serve, could adversely affect our business, results of operations and financial condition.

Our industry is highly competitive, with a variety of larger companies with greater resources competing with us, and our failure to compete effectively could reduce the number of new contracts awarded to us or adversely affect our margins on contracts awarded.

Essentially all of the contracts on which we bid are awarded through a competitive bid process, with awards generally being made to the lowest bidder, but sometimes recognizing other factors, such as shorter contract schedules or prior experience with the customer. Within our markets, we compete with many national, regional and local construction firms. Some of these competitors have achieved greater market penetration than we have in the markets in which we compete, and some have greater financial and other resources than we have. In addition, there are a number of national companies in our industry that are larger than us that, if they so desired, could establish a presence in our markets and compete with us for contracts. As a result, we may need to accept lower contract margins in order to compete against these competitors. If we are unable to compete successfully in our markets, our relative market share and profits would be reduced.

We may perform work as a subcontractor on some future projects, which would subject us to different risks than those we currently experience.

We have historically performed contracting work directly for the owner of a project. However, in the future we may become a subcontractor for a prime contractor. Such subcontract relationship would expose us to risks that we currently do not experience. As a prime contractor, we have direct contact with the project owner, which gives us the ability to receive payment directly from the project owner, control the scope and timing of the project and negotiate changes to the contract. As a subcontractor, we would perform services for a prime contractor that would serve as the point of contact with the project owner. As a result, we would receive payments from the prime contractor and be subject to financial and liquidity risks as well as performance risks with respect to the prime contractor. In addition, as a subcontractor, we may not have the ability to control the scope or requirements of our performance obligations or the ability to negotiate modifications to a contract. These risks could have a negative impact on our business and results of operations.

We may not be able to fully realize the revenue anticipated by our reported contract backlog.

At March 31, 2006, our contract backlog was approximately $346 million. Almost all of our contracts are awarded by public sector customers through a competitive bid process, with the award generally being made to the lowest bidder. We add new contracts to our announced contract backlog, typically when we are the low bidder on a public sector contract and have determined that there are no apparent impediments to award of the contract. As construction on our contracts progresses, we increase or decrease contract backlog to take account of changes in estimated quantities under fixed unit price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenues and costs, including any completion penalties and incentive awards. We subtract from contract backlog the amounts we bill on contracts.

Most of the contracts with our public sector customers can be terminated at their discretion. If a customer cancels, suspends, delays or reduces a contract, we may be reimbursed for certain costs, but typically will not be able to bill the total amount that had been reflected in our contract backlog. Cancellation of one or more contracts that constitute a large percentage of our contract backlog, and our inability to find a substitute contract, would have a material adverse effect on our business, results of operations and financial condition.

If we are unable to attract and retain key personnel, our ability to bid for and successfully complete contracts may be negatively impacted.

Our ability to attract and retain reliable, qualified personnel is a significant factor that affects our ability to successfully bid for and profitably complete our work. This includes members of our management team, project managers, supervisors, foremen, equipment operators and laborers. The loss of the services of any of our management could have a material adverse effect on us. Our future success will also depend on our ability to attract and retain highly-skilled personnel. Competition for these employees, in particular for experienced project managers and supervisors, is intense, and we could experience difficulty hiring and retaining the personnel necessary to support our business. If we do not succeed in retaining our current employees and attracting new highly-skilled employees, our reputation may be harmed and our future earnings may be negatively impacted.

Our contracts may require us to perform extra or change order work, which can result in disputes and could adversely affect our working capital, profits and cash flows.

Our contracts generally require us to perform extra or change order work as directed by the customer even if the customer has not agreed in advance on the scope or price of the extra work to be performed. This process may result in disputes over whether the work performed is beyond the scope of the work included in the original project plans and specifications or, if the customer agrees that the work performed qualifies as extra work, the price that the customer is willing to pay for the extra work. These disputes may not be settled to our satisfaction. Even when the customer agrees to pay for the extra work, we may be required to fund the cost of that work for a lengthy period of time until the change order is approved by the customer and we are paid by the customer.

To the extent that actual recoveries with respect to change orders or amounts subject to contract disputes or claims are less than the estimates used in our financial statements, the amount of any shortfall will reduce our future revenues and profits, and this could have a material adverse effect on our reported working capital and results of operations. In addition, any delay caused by the extra work may adversely impact the timely scheduling of other project work and our ability to meet specified contract milestones, which could adversely affect our profitability and performance on other contracts.

Our dependence on subcontractors and suppliers of materials, including petroleum-based products, could increase our costs and impair our ability to complete contracts on a timely basis or at all, which would adversely affect our profits and cash flow.

We rely on third-party subcontractors to perform some of the work on many of our contracts. We do not bid on contracts unless we have the necessary subcontractors committed for the anticipated scope of the contract and at prices that we have included in our bid. To the extent that we cannot engage subcontractors, our ability to bid for contracts may be impaired. In addition, if a subcontractor is unable to deliver its services according to the negotiated terms for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the services from another source at a higher price. This may reduce the profit to be realized, or result in a loss, on one or more contracts.

We also rely on third-party suppliers to provide all of the materials, including aggregates, concrete, steel and pipe, for our contracts. We do not own any quarries, and there are no naturally occurring sources of aggregate in the Houston metropolitan area. We do not bid on contracts unless we have commitments from suppliers for the materials required to complete the contract and at prices that we have included in our bid. To the extent that we cannot obtain commitments from our suppliers for materials, our ability to bid for contracts may be impaired. In addition, if a supplier fails to deliver materials according to the negotiated terms of a supply agreement for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the materials from another source at a higher price. This may reduce the profit to be realized, or result in a loss, on one or more contracts.

Diesel fuel and other petroleum-based products are utilized to operate the equipment used in our construction contracts. Decreased supplies of those products relative to demand and other factors can cause an increase in their cost. Future increases in the costs of fuel and other petroleum-based products used in our business, particularly if a bid has been submitted for a contract and the costs of those products have been estimated at amounts less than the actual costs thereof, could result in a lower profit, or a loss, on one or more contracts.

Our failure to meet schedule or performance requirements of our contracts could adversely affect us.

In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule could result in additional costs being incurred and penalties and liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers.

Timing of the award and performance of new contracts could have an adverse effect on our operating results and cash flow.

At any point in time, a substantial portion of our revenues may be derived from a limited number of large construction contracts. It is generally very difficult to predict whether and when new contracts will be offered for tender, as these contracts frequently involve a lengthy and complex design and bidding process, which is affected by a number of factors, such as market conditions, financing arrangements and governmental approvals. Because of these factors, our results of operations and cash flows may fluctuate from quarter to quarter and year to year, and such fluctuations may be substantial.

The uncertainty of the timing of contract awards may also present difficulties in matching the size of work crews with contract needs. In some cases, we may maintain and bear the cost of a ready work crew that is larger than currently required, in anticipation of future employee needs for existing contracts or expected future contracts. If a contract is delayed or an expected contract award is not received, we would incur costs that could have a material adverse effect on our anticipated profit.

In addition, the timing of the revenues, earnings and cash flows from our contracts can be delayed by a number of factors, including adverse weather conditions such as prolonged or intense periods of rain, storms or flooding, delays in receiving material and equipment from suppliers and changes in the scope of work to be performed. Those delays, if they occur, could have an adverse effect on our operating results for a particular period.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

Due to the size and nature of our construction contracts, one or a few customers have in the past and may in the future represent a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. For example, in 2005, approximately 75% of our revenues was generated from three customers. Similarly, our contract backlog frequently reflects multiple contracts for individual customers; therefore, one customer may comprise a significant percentage of contract backlog at a certain point in time. An example of this is the Texas Department of Transportation, with which we had 20 separate contracts representing an aggregate of approximately 79% of our contract backlog at January 1, 2006. The loss of business from any one of those customers could have a material adverse effect on our business or results of operations. A default or delay in payment on a significant scale could materially adversely affect our business, results of operations and financial condition.

We may incur higher costs to acquire and maintain equipment necessary for our operations, and the market value of our equipment may decline.

We have traditionally owned most of the construction equipment used to build our projects, and we do not bid on contracts for which we do not have, or cannot quickly procure (whether through acquisition or lease), the necessary equipment. To the extent that we are unable to buy construction equipment necessary for our needs, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis, which could increase the costs of completing contracts. In addition, our equipment requires continuous maintenance for which we use our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain third-party repair services, which could increase our costs.

The market value of our equipment may unexpectedly decline at a faster rate than anticipated. Such a decline would reduce the borrowing base under our construction business credit facility, thereby reducing the amount of credit available to us and impeding our ability to conduct and expand our business consistent with historical levels.

Unanticipated adverse weather conditions may cause delays, which could slow completion of our contracts and negatively affect our revenues and cash flow.

Because all of our construction projects are built outdoors, work on our contracts is subject to unpredictable weather conditions. For example, evacuations due to Hurricane Rita in September 2005 resulted in our inability to perform work on all Houston-area contracts for several days. Lengthy periods of wet weather will generally interrupt construction, and this can lead to under-utilization of crews and equipment, resulting in less efficient rates of overhead recovery. While revenues can be recovered following a period of bad weather, it is generally impossible to recover the efficiencies, and hence, we may suffer reductions in the expected profit on contracts. Future hurricanes and adverse weather conditions could have significant adverse effects on our business, results of operations and financial condition.

An inability to obtain bonding could limit the number of contracts that we are able to pursue.

As is customary in the construction business, we are required to provide surety bonds to secure our performance under most construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and certain external factors, including the overall capacity of the surety market. Surety companies consider those factors in relation to the amount of our contract backlog and their underwriting standards, which may change from time to time. Events that affect the insurance and bonding markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. Our inability to obtain adequate bonding, and, as a result, to bid on new contracts, could have a material adverse effect on our future revenues and business prospects.

Our operations are subject to hazards that may cause personal injury or property damage, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

Our workers are subject to the usual hazards associated with providing services on construction sites. Operating hazards can cause personal injury and loss of life, damage to, or destruction of, property, plant and equipment and environmental damage. We self-insure our workers’ compensation claims, subject to stop-loss insurance coverage. We also maintain insurance coverage in amounts and against the risks that we believe are consistent with industry practice, but this insurance may not be adequate to cover all losses or liabilities that we may incur in our operations.

Insurance liabilities are difficult to assess and quantify due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs above our estimates, we might be required to use working capital to satisfy these claims rather than to maintain or expand our operations. To the extent that we experience a material increase in the frequency or severity of accidents or workers’ compensation claims, or unfavorable developments on existing claims, our operating results and financial condition could be materially and adversely affected.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse effect on our results of operations and financial condition.

Our operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. We could be held liable for the contamination created not only by our own activities but also by the historical activities of others on our project sites, on properties that we acquire or properties held or previously held by businesses that we may acquire. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of those laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Newly discovered liabilities could require us to make substantial expenditures for, among other things, cleaning up environmental contamination or becoming responsible for faulty construction processes utilized by an acquired company, or the acquisition or modification of permits applicable to our activities.

One of our growth strategies includes the acquisition of companies or assets, which may not be successful.

In addition to organic growth of our construction business, we intend to pursue growth through the acquisition of companies or assets that may enable us to expand our project skill-sets and capabilities, enlarge our geographic markets, add experienced management and increase critical mass to enable us to bid on larger or more complex contracts. However, we may be unable to implement this growth strategy if we cannot reach agreement on potential acquisitions on acceptable terms or for other reasons. Successful acquisition of new companies will depend on various factors, including but not limited to:

•	our ability to obtain financing, which may not be available on terms acceptable to us or at all;

•	the competitive environment for acquisitions; and

•	the business integration issues described in the next risk factor.

In addition, we may expend significant time and resources, including management resources and costs, associated with finding and reviewing acquisition opportunities, which may divert our attention from our existing business. We may not be able to acquire and successfully operate any particular business or expand into desirous areas. The price of our common stock may decline as a result of our announcement or completion of any acquisition or if we fail to acquire additional businesses.

Difficulties in integrating acquired businesses may result in reduced revenues and income.

We may not be able to successfully integrate with our existing business any business that we may acquire in the future. The integration of any business that we acquire may be complex and time consuming; this may place a significant strain on our management, our information and reporting systems or other resources, and this strain could disrupt our businesses. Furthermore, if our combined businesses continue to grow rapidly, we may be required to replace our current information and reporting systems with systems designed for companies that are larger than ours. We may encounter substantial difficulties, costs and delays involved in integrating common accounting, information and communication systems, operating procedures, internal controls and human resources practices, including incompatibility of business cultures and the loss of key employees and customers. These difficulties may reduce our ability to gain customers or retain existing customers, and may increase operating expenses, resulting in reduced revenues and income and a failure to realize the anticipated benefits of acquisitions.

Any business that we acquire may substantially change the nature of our operations and business.

Any business we acquire may substantially change the nature and geographic location of our operations and business as a result of its character and location. An acquired business may have substantially different operating characteristics and may be in different geographic locations from our existing businesses. We currently have operations in several major Texas markets, including Houston, San Antonio, Dallas/Fort Worth and Austin. Any business that we acquire outside of these markets, whether within the State of Texas or outside the state, will subject us to risks inherent in operating in a geographic location where we do not have significant prior experience. We may be required to place greater reliance on management of an acquired business with whom we are not familiar and we may not have the ability to exercise control over the operations of the acquired business and the contracts it enters into equivalent to the control that we exercise over our existing business. Consequently, we may not be able to realize the economic benefits of an acquisition efficiently, if at all, and significant diversion of management resources may result.

We may incur substantial liabilities in connection with an acquired business that we may not have discovered in our due diligence or that may occur in the ordinary course in connection with the acquisition of any business, which would negatively affect our revenues or significantly increase our costs.

Upon the consummation of any potential acquisition, we may assume all of such company’s past and future liabilities. We may learn additional information about a business that we acquire which may adversely affect us, such as unknown or contingent liabilities and issues relating to internal controls over financial reporting and issues relating to compliance with the Sarbanes-Oxley Act of 2002 or other applicable laws. As a result, any business that we acquire may not be successful for our business and may, in fact, harm our business and negatively affect our revenues and income.

We may be unable to sustain our historical revenue and net income growth rate.

Our revenue and net income have grown rapidly in recent years. Our revenue increased by 66% from $132 million in 2004 to $219 million in 2005, and our net income increased by 96% from $5.7 million in 2004 to $11.1 million in 2005. We may be unable to sustain our recent revenue and net income growth rates for a variety of reasons, including limits on additional growth in our current markets, less success in competitive bidding for contracts, limitations on access to necessary working capital and investment capital to sustain growth, limitations on access to bonding to support increased contracts and operations, the inability to hire and retain essential personnel and to acquire equipment to support growth, and the inability to identify acquisition candidates and successfully integrate them into our business. We may be unable to maintain our recent levels of profitability if, for example, gross margins erode as a result of more competitive bidding environments, we experience increases in operating expenses that exceed our revenue growth, or other factors. A decline in our revenue growth could have a material adverse effect on our financial condition and results of operations, including our net income, if we are unable to reduce the growth of our operating expenses at the same rate.

Terrorist attacks have impacted, and could continue to negatively impact, the U.S. economy and the markets in which we operate.

Terrorist attacks, such as those that occurred on September 11, 2001, have in the recent past contributed to economic instability in the United States, and future acts of terrorism, violence or war could affect the markets in which we operate, our business and our expectations. Armed hostilities may increase, or terrorist attacks, or responses from the United States, may lead to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States. These attacks or armed conflicts may affect our operations or those of our customers or suppliers and could impact our revenues, our production capability and our ability to complete contracts in a timely manner.

Our discontinued operations subject us to continuing liabilities and other risks.

We will remain subject to the liabilities of the distribution business operated by Steel City Products, LLC, our wholly-owned subsidiary, until it is sold. Because we have reclassified the business as being held for sale, customers may become concerned about the continued viability of the business and may purchase their products elsewhere, and suppliers may become concerned about the continued viability of the business and limit shipments to us, thereby decreasing the revenues and income earned by the business. For similar reasons, we may have difficulty attracting and retaining qualified personnel, the discontinued business’ reputation may be harmed, and future earnings may be negatively impacted. We may also have difficulty finding a purchaser for the business, and we will incur costs in connection with the disposition of the business and could continue to remain responsible for certain liabilities after a sale. As a result, we may record a loss from discontinued operations, and we may also incur a loss upon the sale of the business. In addition, we may have contractual or other further liabilities with respect to the discontinued operations after a sale of the distribution business is completed.

Risks Related to Our Financial Results and Financing Plans

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management is required to make estimates and assumptions as of the date of the financial statements which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Areas requiring significant estimates by our management include contract costs and profits, application of percentage-of-completion accounting, and revenue recognition of contract change order claims; provisions for uncollectible receivables and customer claims and recoveries of costs from subcontractors, suppliers and others; valuation of assets acquired and liabilities assumed in connection with business combinations; accruals for estimated liabilities, including litigation and insurance reserves; and the value of our deferred tax assets. Our actual results could differ from those estimates.

In particular, we recognize contract revenue using the percentage-of-completion method. Under this method, estimated contract revenue is recognized by applying the percentage of completion of the contract for the period to the total estimated revenue for the contract. Estimated contract losses are recognized in full when determined. Contract revenue and total cost estimates are reviewed and revised on a continuous basis as the work progresses and as change orders are initiated or approved, and adjustments based upon the percentage of completion are reflected in contract revenue in the accounting period when these estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract profit, we recognize a credit or a charge against current earnings, as appropriate, which could be material.

We will be exposed to risks relating to the evaluation of internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.

We expect to be required to comply with Section 404 beginning with our Annual Report on Form 10-K for the year ending December 31, 2006. We are currently in the process of evaluating our internal control systems to allow management to report on, and our independent auditors to attest as to the effectiveness of our internal controls over financial reporting. We will be completing the systems and process evaluations and testing (and making any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. These systems are designed to produce accurate financial reports and to prevent fraudulent financial activity. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable Securities and Exchange Commission, or SEC, and Public Company Accounting Oversight Board rules and regulations, which may remain un-remediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant control weakness, or a combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities such as the SEC or Nasdaq. In addition, if any material weakness or deficiency is identified or is not remedied, investors may lose confidence in the accuracy of our reported financial information, and our stock price could be significantly adversely affected as a result.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

In addition to our bank lines of credit, we have in the past relied upon financing from our management and directors to support a portion of our growth, but we do not expect to utilize that source for financing in the future. In addition, our growth has benefited in part from our utilization of net operating loss carry-forwards, or NOLs, to reduce the amounts that we have paid for federal income taxes, and, subject to levels of our future taxable income, we expect that our NOLs will be fully utilized by 2007 or 2008. To the extent that cash flow from operations is insufficient to make future investments, make acquisitions or provide needed additional working capital, we may require additional financing from other sources of funds.

Our ability to obtain additional financing in the future will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results; those factors may affect our efforts to arrange additional financing on terms satisfactory to us. We have pledged substantially all of our fixed assets as collateral in connection with our credit facilities, and our bonding capacity is dependent on, among other things, maintaining an acceptable level of unencumbered working capital. As a result, we may have difficulty in obtaining additional financing in the future if the financing requires us to pledge our assets as collateral. In addition, under our credit facilities, we must obtain the consent of our lenders to incur any amount of additional debt from other sources (subject to certain exceptions). If future financing is obtained by the issuance of additional shares of common stock, our existing stockholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.

We are subject to financial and other covenants under our credit facilities that could limit our flexibility in managing our business.

Our construction business and our discontinued operations each has a revolving credit facility that restricts the borrower from engaging in certain activities, including restrictions on the ability (subject to certain exceptions) to:

•	make distributions and dividends;

•	incur liens or encumbrances;

•	incur further indebtedness;

•	guarantee obligations;

•	dispose of a material portion of assets or otherwise engage in a merger with a third party;

•	pledge accounts receivable, in the case of the Steel City Products revolving credit facility; and

•	incur negative income for two consecutive quarters, in the case of the construction business revolving credit facility.

Our credit facilities contain financial covenants that require us to maintain, in the case of the construction business revolving credit facility, a specified debt ratio to tangible net worth and a cash flow coverage ratio, and in the case of the Steel City Products revolving credit facility, a specified fixed charge coverage ratio. Our ability to borrow funds for any purpose will depend on our satisfying these tests. If we are unable to meet the terms of the financial covenants or fail to comply with any of the other restrictions contained in our credit facility agreements, an event of default could occur. An event of default, if not waived by our lenders, could result in the acceleration of any outstanding indebtedness, causing that debt to become immediately due and payable. If such an acceleration occurs, we may not be able to repay the indebtedness on a timely basis. Because our construction business credit facility and mortgages are secured by substantially all of the construction business fixed assets and the Steel City Products revolving credit facility and mortgages are secured by substantially all of the Steel City Products assets, acceleration of this debt could result in foreclosure of those assets. In addition, the Steel City Products revolving credit facility includes a subjective acceleration clause. In the event of a foreclosure, we could be unable to conduct our business and may be forced to discontinue operations.

We may not be able to utilize all of our NOLs if we experience an ownership change, and, even absent an ownership change, we expect that our NOLs will be fully utilized by 2007 or 2008.

At December 31, 2005, we had NOLs of approximately $26.6 million. These NOLs will expire in the years 2008 through 2020, although the amount available in any year to offset our net taxable income will be reduced if we experience an “ownership change” as defined in the Internal Revenue Code of 1986, as amended. The tax laws pertaining to NOLs may be changed from time to time such that the NOLs may not be available to shield our future income from federal taxation. In addition, our attempts to minimize the likelihood that an ownership change will occur may not be successful. Finally, we expect that, subject to levels of profitability, most of our federally-taxable income will be offset by NOLs by 2007 or 2008, by which time we expect to have used up all of our NOLs. After the NOLs become unavailable to us or are fully utilized, our future income will not be shielded from federal income taxation, thereby reducing funds otherwise available for general corporate purposes.

The imposition of a material amount of entity level tax on our construction operating subsidiary would result in a reduction in our anticipated cash flow.

Our construction operating subsidiary is organized as a Texas limited partnership, which under current law generally is not subject to entity level federal income or state franchise tax on its revenues in the jurisdiction in which it is organized and operates. Because of state budget deficits and other reasons, states have been considering and evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. Partnerships will, for example, generally be subject to a new state level tax on Texas source revenues with respect to the tax year ending December 31, 2007. Imposition of a material amount of entity-level tax upon our construction operating subsidiary would reduce our net income and after-tax cash flow.

Risks Related to Our Common Stock and This Offering

Market prices of our equity securities have fluctuated significantly and could change further.

The market price of our common stock has substantially increased since June 2005, at a rate exceeding our growth in earnings generally. The price may decline from its current levels in response to various factors and events beyond our control, including the following:

•	a shortfall in operating revenue or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	general conditions in our industry;

•	announcements of significant contracts by us or our competitors;

•	announcements about acquisitions that we enter into;

•	the passage of legislation or other regulatory developments that affect us adversely;

•	general conditions in the securities markets or the economy;

•	the limited trading volume of our common stock;

•	our issuance of a significant number of shares of our common stock upon exercise of employee stock options or warrants; and

•	the other risk factors described herein.

Limited trading volume of our common stock may contribute to its price volatility.

The average daily trading volume during 2005 for our common stock as reported by the American Stock Exchange (on which our common stock was traded from January 2004 to January 19, 2006) was approximately 83,000 shares, and for the quarter ended March 31, 2006, the average daily trading volume was approximately 74,000 shares as reported by Nasdaq. We are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

Fluctuations in our quarterly revenues, operating results and contract backlog may lead to reduced prices for our common stock.

Because our operating results are primarily generated from a limited number of significant construction contracts, operating results in any given fiscal quarter can vary depending on the timing of progress achieved and changes in the estimated profitability of the contracts being reported. Progress on contracts may also be delayed by unanticipated adverse weather conditions and other factors beyond our control. Such delays, if they occur, may result in fluctuating quarterly operating results, which may in turn lead to reduced prices for our common stock.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the market price of our common stock appreciates above the price that you pay for it.

We currently do not plan to declare dividends on shares of our common stock for the foreseeable future. Furthermore, the payment of dividends by us is restricted by our credit facilities. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates and you sell your shares at a profit.

Future sales of our common stock in the public market could lower our stock price.

Our principal stockholders, directors and executive officers will beneficially own approximately 2.6 million shares of our common stock after completion of this offering. These stockholders generally will be free to sell those shares, subject to the limitations of Rule 144 or Rule 144(k) under the Securities Act of 1933, as amended, or the Securities Act, and, subject to certain exceptions, the 60-day lock-up agreements that the selling stockholders have entered into with the underwriter of this offering. In addition, the holders of warrants to purchase 356,266 shares of our common stock have registration rights that allow them to participate in any public offering of our shares (with certain exceptions). Registration of these restricted shares of common stock would permit their sale into the public market immediately. We cannot predict when these stockholders may sell their shares or in what volumes. However, the market price of our common stock could decline significantly if these stockholders sell a large number of shares into the public market or if the market believes that these sales may occur.

We may also issue our common stock from time to time as consideration for future acquisitions and investments. In the event that any such acquisition or investment is significant, the number of shares of our common stock that we may issue could in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisition and investment.

Delaware law, our charter document and our rights agreement may impede or discourage a takeover or change of control.

Our rights agreement, certain provisions of our restated and amended certificate of incorporation, as amended, our bylaws and certain provisions of Delaware law, individually or collectively, may impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which could affect the market price of our common stock.

Use of Proceeds

We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders. We anticipate receiving cash of $75,000 from the exercise of stock options underlying shares offered by one of the selling stockholders, or $86,250 if the underwriter exercises its over-allotment option in full.

Selling Stockholders

The following table sets forth information regarding the selling stockholders and the number of shares of common stock each selling stockholder is offering. Under the rules of the SEC, beneficial ownership includes shares over which the indicated person exercises voting or investment power. Unless otherwise indicated in the footnotes below, we believe the persons named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each selling stockholder. The percentage ownership data is based on 10,543,186 shares of our common stock issued and outstanding on May 31, 2006 and 10,735,186 shares outstanding after the offering, reflecting 192,000 options expected to be exercised by Mr. Hemsley simultaneously with this offering. The post-offering ownership percentages do not take into account the exercise of the underwriter’s over-allotment option. Unless otherwise indicated by footnote, the address of each selling stockholder is the address of our principal executive offices.

	Shares Beneficially Owned		Number of	Shares Beneficially Owned
	Before the Offering		Shares Being	After the Offering
Name	Number	Percent	Offered	Number	Percent

Joseph P. Harper, Sr.(1)	823,415	7.7%	100,000	723,415	6.7%
Maarten D. Hemsley(2)	519,812	4.7%	150,000	369,812	3.4%
Patrick T. Manning(3)	237,820	2.2%	50,000	187,820	1.7%

(1)	The number of shares beneficially owned before and after the offering includes options to purchase 10,701 shares, and warrants to purchase 127,574 shares of our common stock, which are exercisable currently or within sixty days of May 31, 2006. Mr. Harper is our President and Chief Operating Officer and serves on our board of directors.

(2)	The number of shares beneficially owned before the offering includes options to purchase 438,924 shares of common stock. Mr. Hemsley plans to exercise options to purchase 192,000 shares of our common stock simultaneously with this offering. Therefore, the number of shares beneficially owned after the offering includes options to purchase 246,924 shares of common stock, which are exercisable currently or within sixty days of May 31, 2006. Mr. Hemsley is our Chief Financial Officer and serves on our board of directors.

(3)	The number of shares beneficially owned before and after the offering includes options to purchase 8,600 shares, and warrants to purchase 22,220 shares of our common stock, which are exercisable currently or within sixty days of May 31, 2006. Patrick T. Manning is our Chairman of the Board and Chief Executive Officer.

Underwriting

The selling stockholders named in this prospectus supplement are offering the shares of common stock described in this prospectus supplement through D.A. Davidson & Co. We and the selling stockholders have entered into a firm commitment underwriting agreement with D.A. Davidson & Co. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to D.A. Davidson & Co., and D.A. Davidson & Co. has agreed to purchase from the selling stockholders, an aggregate of 300,000 shares of common stock.

D.A. Davidson & Co. is offering the shares of common stock subject to its acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligation of D.A. Davidson & Co. to purchase the shares of common stock offered by this prospectus is subject to the satisfaction of the conditions contained in the underwriting agreement. D.A. Davidson & Co. must purchase all of the shares of common stock offered hereby if any of the shares are purchased, except for the shares covered by the over-allotment option described below, to the extent the option is exercised.

D.A. Davidson & Co. has advised the selling stockholders and us that it proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at the public offering price less a selling concession not in excess of $0.56 per share. D.A. Davidson & Co. also may allow, and dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. If all of the shares are not sold at the public offering price, D.A. Davidson & Co. may change the offering price and other selling terms.

Over-Allotment Option.  The selling stockholders have granted D.A. Davidson & Co. an option to purchase up to 45,000 additional shares of our common stock at the public offering price less the underwriting discount. D.A. Davidson & Co. may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. D.A. Davidson & Co. may exercise this option, in whole or in part, at any time and from time to time for 30 days from the date of the underwriting agreement. To the extent that D.A. Davidson & Co. exercises this option, it will be committed, as long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of common stock, and the selling stockholders will be obligated to sell the shares of common stock to D.A. Davidson & Co., pro rata in the same proportion that the number of shares that each selling stockholder has agreed to sell in this offering, as set forth in the Selling Stockholder table on page S-18, bears to 300,000 shares. If purchased, the additional shares will be sold by D.A. Davidson & Co. on the same terms as those on which the other shares are sold.

Underwriting Discount and Offering Expenses.  The following table shows the per share and total public offering price, underwriting discount to be paid to D.A. Davidson & Co., and the net proceeds to the selling stockholders before expenses. This information is presented assuming both no exercise and full exercise by the underwriter of its over-allotment option.

		Total
		Without	With
	Per	Overallotment	Overallotment
	Share	Exercise	Exercise

Public offering price	$25.00	$7,500,000	$8,625,000
Underwriting discount paid by the selling stockholders	$0.94	$281,250	$323,437
Proceeds, before expenses, to the selling stockholders	$24.06	$7,218,750	$8,301,563

We estimate that the expenses of this offering, all of which will be paid by the selling stockholders, exclusive of the underwriting discount, will be approximately $100,000.

In connection with NASD guidelines, the maximum compensation to D.A. Davidson & Co. in connection with the sale of shares pursuant to this prospectus will not exceed 8% of the total offering price to the public of the shares as set forth on the cover page of this prospectus supplement. It is anticipated that such maximum compensation will be significantly less than 8% in connection with this offering.

Listing.  Our common stock is quoted on Nasdaq under the symbol “STRL”.

Stabilization.  In connection with this offering, D.A. Davidson & Co. may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by D.A. Davidson & Co. of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing shares of common stock from the selling stockholders or on the open market to cover positions created by short sales. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

A naked short position is more likely to be created if D.A. Davidson & Co. is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that D.A. Davidson & Co. creates a naked short position, it will purchase shares in the open market to cover the position.

D.A. Davidson & Co. also may impose a penalty bid on dealers participating in the offering. This means that D.A. Davidson & Co. may reclaim from the dealers participating in the offering the underwriting discount, commissions and selling concession on shares sold by them and purchased by D.A. Davidson & Co. in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If D.A. Davidson & Co. commences any of these activities, it may discontinue them at any time. D.A. Davidson & Co. may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

In connection with this offering, selling group members who are qualified market makers on Nasdaq may engage in passive market making transactions in our common stock on Nasdaq. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by D.A. Davidson & Co. and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering or before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. D.A. Davidson & Co. and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Lock-up Agreements.  We and the selling stockholders have agreed with D.A. Davidson & Co. that, during the period ending 60 days after the date of this prospectus supplement, which we refer to as the restricted period, none of us will, without the prior consent of D.A. Davidson & Co., directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities which may be converted into or exchanged or exercised for any such shares of common stock, or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of our common stock. The restricted period is subject to a limited extension in certain circumstances if shares if our common stock are not “actively traded securities,” as defined in Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934, as amended.

The foregoing restrictions do not apply to:

•	the sale by the selling stockholders of shares of common stock to D.A. Davidson & Co. in this offering;

•	the issuance by us of shares of common stock pursuant to, or the grant of options under, our existing stock incentive plans or outstanding warrants;

•	the sale of shares of common stock acquired in the public market after the closing of this offering; or

•	transfers of shares of common stock or securities convertible into or exercisable or exchangeable for common stock by any of the persons subject to a lock-up agreement (a) as a bona fide gift or gifts, (b) by will or intestacy or (c) to any affiliate or member of such person’s immediate family or a trust created for the direct or indirect benefit of such person or the immediate family thereof; provided that, in any such case, the transferee or transferees shall execute and deliver to D.A. Davidson & Co., before such transfer, an agreement to be bound by the restrictions on transfer described above.

In addition, during the restricted period, subject to certain exceptions, we have also agreed not to file any registration statement for the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of D.A. Davidson & Co.

Indemnification.  We and the selling stockholders will indemnify D.A. Davidson & Co. against some liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments D.A. Davidson & Co. may be required to make in respect of those liabilities.

Selling Restrictions.  D.A. Davidson & Co. has agreed that it will not offer, sell or deliver any of the shares, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus, in or from any jurisdiction except under circumstances that will, to the best of the knowledge and belief of D.A. Davidson & Co., result in compliance with the applicable laws and regulations and which will not impose any obligations on us except as set forth in the underwriting agreement.

Online Offering.  A prospectus supplement with the accompanying prospectus in electronic format may be made available on the websites maintained by D.A. Davidson & Co. Other than the prospectus supplement with the accompanying prospectus in electronic format, the information on any such website, or accessible through any such website, is not part of the prospectus supplement or accompanying prospectus. Shares may be sold by D.A. Davidson & Co. to securities dealers who resell shares to online brokerage account holders.

Other Relationships.  D.A. Davidson & Co. and its affiliates may in the future provide various investment banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. D.A. Davidson & Co. served as managing underwriter of our January 2006 public offering, and has been engaged by us as financial advisor to evaluate potential acquisition opportunities.

The underwriter has advised the selling stockholders and us that, except as specifically contemplated in the underwriting agreement, they owe no fiduciary or other duties to the selling stockholders or us in connection with this offering, and that they have agreements and relationships with, and owe duties to, third parties, including potential purchasers of the securities in this offering, that may create actual, potential or apparent conflicts of interest between the underwriter and us.

PROSPECTUS

690,000 Shares

Sterling Construction Company, Inc.

Common Stock

Selling stockholders of Sterling Construction Company, Inc. named in this prospectus may sell shares of our common stock offered by this prospectus.

The selling stockholders may sell shares of our common stock from time to time at market prices, in negotiated transactions or otherwise. The selling stockholders may sell the shares directly or through underwriters, brokers or dealers. The selling stockholders will pay commissions or discounts to underwriters, brokers or dealers in amounts to be negotiated prior to the sale. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. See “Plan of Distribution” on page 4 for more information on this topic.

Our common stock is quoted on The Nasdaq Stock Market’s National Market under the symbol “STRL.”

Investing in our common stock involves risks, including those incorporated by reference herein as described under “Risk Factors” on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 6, 2006

STERLING CONSTRUCTION COMPANY, INC.

Sterling Construction Company, Inc. was founded in 1991 as a Delaware corporation. Our construction business was founded in 1955 by a predecessor company in Michigan and is now operated by one of our subsidiaries, Texas Sterling Construction, L.P., a Texas limited partnership. The terms “Company”, “Sterling”, and “we” refer to Sterling Construction Company, Inc. and its subsidiaries except when it is clear from the context that those terms mean only the parent company.

Sterling is a leading heavy civil construction company that specializes in the building and reconstruction of transportation and water infrastructure in large and growing markets in Texas. Our transportation infrastructure projects include highways, roads, bridges and light rail, and our water infrastructure projects include water, wastewater and storm drainage systems. We provide general contracting services primarily to public sector clients including excavating, paving, pipe installation and concrete placement. We purchase the necessary materials for our contracts; we currently perform approximately three-quarters of the work required on our contracts with our own crews and equipment, and generally engage subcontractors only for ancillary services.

Since 1955 the construction business has expanded its service profile and market areas. We currently operate in several major Texas markets, including Houston, San Antonio, Dallas/Fort Worth and Austin, and believe that we have the capability to expand into other Gulf Coast and Southwestern markets. We have also broadened our range of services, from our original focus on water and wastewater projects, to include concrete and asphalt paving, concrete slip forming, installation of large-diameter water and wastewater distribution systems, construction of bridges and similar large structures (including the necessary drill-shafts), light rail infrastructure, concrete crushing and concrete batch plant operations.

Our principal executive offices are located at 20810 Fernbush Lane, Houston, Texas 77073, and our telephone number at this address is (281) 821-9091.

CAUTIONARY COMMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that are, or may be considered to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are included throughout this prospectus and in the materials incorporated by reference into this prospectus as described under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will,” “future” and similar terms and phrases to identify forward-looking statements in this prospectus.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, that could result in our expectations not being realized or otherwise could materially affect our financial condition, results of operations and cash flows.

Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in general economic conditions or reductions in government funding for infrastructure services;

•	adverse economic conditions in our markets;

•	delays or difficulties related to the commencement or completion of contracts, including additional costs, reductions in revenues or the payment of completion penalties or liquidated damages;

•	actions of suppliers, subcontractors, customers, competitors and others which are beyond our control;

•	the estimates inherent in our percentage-of-completion accounting policies;

•	possible cost increases in fixed-price contracts;

•	our dependence on a few significant customers;

•	adverse weather conditions;

•	the presence of competitors with greater financial resources than we have and the impact of competitive services and pricing;

•	our ability to successfully identify, complete and integrate acquisitions; and

•	the other factors incorporated by reference as described under “Risk Factors.”

In reading this prospectus, you should consider these factors carefully in evaluating any forward-looking statements, and you are cautioned not to place undue reliance on forward-looking statements. Although we believe that our plans, intentions and expectations reflected in, or suggested by, the forward-looking statements that we make in this prospectus are reasonable, we can provide no assurance that they will be achieved.

The forward-looking statements included herein are made only as of the date of this prospectus, and we undertake no obligation to update any information contained in this prospectus or to publicly release the results of any revisions to any forward-looking statements to reflect events or circumstances that occur, or that we become aware of after the date of this prospectus, except as may be required by applicable securities laws.

RISK FACTORS

Please carefully consider the risk factors described in our periodic reports filed pursuant to the Exchange Act on Form 10-K and Form 10-Q with the Securities and Exchange Commission, or the SEC, which are incorporated by reference in this prospectus, as well as other information we include or incorporate by reference in this prospectus. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

USE OF PROCEEDS

We will not receive any proceeds from the shares sold by the selling stockholders in this offering. We anticipate receiving cash of $86,250 from the exercise of stock options underlying shares offered by one of the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth information regarding the selling stockholders and the number of shares of common stock each selling stockholder is offering. Under the rules of the SEC, beneficial ownership includes shares over which the indicated person exercises voting or investment power. Unless otherwise indicated in the footnotes below, we believe the persons named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each selling stockholder. The percentage ownership data is based on 10,499,808 shares of our common stock issued and outstanding as of May 1, 2006 and 10,691,808 shares outstanding after the offering, reflecting 192,000 options expected to be exercised by Mr. Hemsley. Unless otherwise indicated by footnote, the address of each selling stockholder is the address of the Company’s principal executive offices.

	Shares Beneficially Owned Before the Offering		Number of Shares	Shares Beneficially Owned After the Offering
Name	Number	Percent	Being Offered	Number	Percent

Joseph P. Harper, Sr.(1)	819,641	7.8%	230,000	589,641	5.4%
Maarten D. Hemsley(2)	519,812	4.8%	172,500	347,312	3.2%
James D. Manning(3)	557,602	5.3%	172,500	385,102	3.6%
Patrick T. Manning(4)	236,380	2.3%	115,000	121,380	1.1%

(1)	The number of shares beneficially owned before and after the offering includes options to purchase 10,700 shares and warrants to purchase 127,574 shares of our common stock, which are exercisable within sixty days of May 1, 2006. Mr. Harper is our President and Chief Operating Officer and serves on our board of directors.

(2)	The number of shares beneficially owned before the offering includes options to purchase 438,924 shares of common stock. Mr. Hemsley plans to exercise 192,000 of these options simultaneously with this offering. Therefore, the number of shares beneficially owned after the offering includes options to purchase 246,924 shares of common stock, which are exercisable within sixty days of May 1, 2006. Mr. Hemsley is our Chief Financial Officer and serves on our board of directors.

(3)	The number of shares beneficially owned before and after the offering includes options to purchase 7,701 shares and warrants to purchase 111,407 shares of our common stock, which are exercisable within sixty days of May 1, 2006. James D. Manning, a founder of our construction business, is the brother of Patrick T. Manning.

(4)	The number of shares beneficially owned before and after the offering includes options to purchase 7,160 shares and warrants to purchase 22,220 shares of our common stock, which are exercisable within sixty days of May 1, 2006. Patrick T. Manning is our Chairman of the Board and Chief Executive Officer. He is the brother of James D. Manning, a founder of our construction business.

PLAN OF DISTRIBUTION

We are registering shares of common stock on behalf of the selling stockholders, and we anticipate keeping this registration statement effective for a period of up to two years from its effective date. “Selling stockholders” includes donees, pledgees, transferees or successors-in-interest selling securities received from a named selling stockholder as a gift, pledge or other non-sale related transfer after the date of this prospectus. All costs, expenses and fees, including brokerage commissions and similar selling expenses, if any, in connection with the registration of the shares of common stock offered by this prospectus and the sale of shares will be borne by the selling stockholders. Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions, including:

•	block transactions;

•	on the NASDAQ National Market System;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through put or call option transactions relating to the shares;

•	through short sales of shares,

•	a combination of these methods of sale; and

•	through any lawful manner.

The selling stockholders may sell shares directly to purchasers or to or through underwriters or broker-dealers, who may act as agents or principals. The underwriters or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom the underwriters or broker-dealers may act as agents or to whom they sell as principal, or both. The amount and form of compensation for these services will be determined by, and paid by, the selling stockholders and the purchaser or purchasers, and may be in excess of customary commissions. In connection with NASD guidelines, the maximum compensation payable to any underwriter in connection with the sale of shares pursuant to this prospectus and any prospectus supplement will not exceed 8% of the total offering price to the public.

The selling stockholders and any underwriters or broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by these underwriters or broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any underwriter, agent, or broker-dealer that participates in transactions involving sales of the shares against specified liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market System pursuant to Rule 153 under the Securities Act. The Company has informed the selling stockholders that the anti-manipulative provisions of Regulation M of the Exchange Act may apply to their sales in the market.

In addition to selling their shares under this prospectus, the selling stockholders also may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

If the selling stockholders notify us of any material arrangement entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act, disclosing

•	the name of each such selling stockholder and of the participating underwriter or broker-dealer;

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the underwriter or, broker-dealer; and

•	other facts material to the transaction.

In addition, if we are notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus will be passed upon for us by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION  —
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are subject to the reporting requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement to register the common stock offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the common stock offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy the registration statement and any other document that we file with the SEC at the SEC’s Public Reference Room, 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains registration statements, reports, proxy statements and other information regarding registrants, such as us, that file electronically with the SEC. The address of the web site is www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and take the place of this information. We are incorporating by reference in this prospectus the following documents filed with the SEC under the Exchange Act (other than any portions of the respective filings that were furnished pursuant to Item 2.02 or 7.01 of Current Reports on Form 8-K or other applicable SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the period ended March 31, 2006;

•	Current Reports on Form 8-K, as filed with the SEC on January 3, 2006 (two), January 6, 2006, January 20, 2006, March 20, 2006, March 21, 2006 and May 16, 2006; and

•	The description of our common stock contained in our registration statement on Form 8A, filed on January 11, 2006, including any amendment or report updating the description.

In addition, we incorporate by reference all documents we will file with the SEC in the future under Sections 13, 14 or 15(d) of the Exchange Act until the termination of this offering. We refer to these documents, and the documents listed above, in this prospectus as “incorporated documents.”

You may request, without charge, a copy of any incorporated document (excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document) by writing or telephoning us at our principal executive offices at the following address:

Sterling Construction Company, Inc.
Attention: Corporate Secretary
20810 Fernbush Lane
Houston, Texas 77073
(281) 821-9091

300,000 Shares

Sterling Construction Company, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

D.A. Davidson & Co.